UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

AMENDMENT NO. 1

Under the Securities Exchange Act of 1934

Perfect Solutions Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)
71373M101

(CUSIP Number)
Koichi Ishizuka 81-90-6002-4978 3F K’s Minamiaoyama 6-6-20 Minamiaoyama, Minato-ku, Tokyo 107-0062, Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71373M101	SCHEDULE 13D

1	NAME OF REPORTING PERSON White Knight Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 10,000,000,000
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 10,000,000,000
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.58%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

Consisting of 10,000,000,000 shares of the Issuer’s common stock indirectly held of record by Koichi Ishizuka through his interest in the common stock beneficially owned by White Knight Co., Ltd. White Knight Co., Ltd. is owned and controlled, exclusively by Koichi Ishizuka.

This Amendment No. 1 to Schedule 13D is being filed to disclose the conversion of 10,000 shares of the Issuer’s Series Z Preferred Stock into a total of 10,000,000,000 shares of Common Stock. There was no monetary consideration exchanged pursuant to this conversion. The conversion was recorded on December 7, 2022.

2.	Based on 10,573,271,545 shares of common stock, par value $0.0001 per share, as reported on the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on December 12, 2022.

CUSIP No. 71373M101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Koichi Ishizuka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 10,000,000,000
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 10,000,000,000
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.58% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Consisting of 10,000,000,000 shares of the Issuer’s common stock indirectly held of record by Koichi Ishizuka through his interest in the common stock beneficially owned by White Knight Co., Ltd. White Knight Co., Ltd. is owned and controlled, exclusively by its sole officer Koichi Ishizuka. Given Koichi Ishizuka does not share his ownership of White Knight Co., Ltd. with any other party, he believes that he has sole voting and dispositive power over the common stock held in the name of White Knight Co., Ltd.

This Amendment No. 1 to Schedule 13D is being filed to disclose the conversion of 10,000 shares of the Issuer’s Series Z Preferred Stock into a total of 10,000,000,000 shares of Common Stock. There was no monetary consideration exchanged pursuant to this conversion. The conversion was recorded on December 7, 2022.

2.	Based on 10,573,271,545 shares of common stock, par value $0.0001 per share, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on December 12, 2022.

CUSIP No. 71373M101

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is included at the end of this document.

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Perfect Solutions Group, Inc., a Nevada corporation (the “Company” and or the “Issuer”). The address of the Company’s principal executive office is 3F K’s Minamiaoyama, 6-6-20 Minamiaoyama, Minato-ku,Tokyo 107-0062, Japan.

Item 2.  Identity and Background.

(a)

This Schedule 13D is being filed by (i) White Knight Co., Ltd., a Japan Company (“WKC”), (ii) and Koichi Ishizuka, Sole Officer and Director of Perfect Solutions Group, Inc. Koichi Ishizuka owns and controls 100% of White Knight Co., Ltd. Koichi Ishizuka is a Japanese Citizen.

WKC, and Koichi Ishizuka are deemed to be the “Reporting Persons” and, may be referred to herein as each a “Reporting Person”).

(b)	The address of the business office for each of the Reporting Persons is 3F K’s Minamiaoyama, 6-6-20 Minamiaoyama, Minato-ku,Tokyo 107-0062, Japan.
(c)

The principal business of White Knight Co., Ltd. is to act as a holding company for various assets that may be acquired by Koichi Ishizuka.

Mr. Koichi Ishizuka is an entrepreneur and businessman. He is currently the sole officer and director of the Issuer, WB Burgers Asia, Inc., Zentrum Holdings, Inc., Photozou Holdings, Inc., and he is also the Chief Executive Officer, and Director of Next Meats Holdings, Inc. Mr. Ishizuka also has involvement with other various businesses and business related activities, both in the United States, and overseas.

(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	White Knight Co., Ltd. is a Japan Company.

Item 3.  Source or Amount of Funds or Other Consideration.

On March 18, 2022, White Knight Co., Ltd. used affiliate funds to acquire 10,000 Shares of Series Z Preferred Stock of the Issuer, which on December 7, 2022, were converted into a total of 10,000,000,000 shares of the Issuer’s Common Stock. Pursuant to the conversion, there was no monetary exchange of funds.

Item 4.  Purpose of Transaction.

On March 18, 2022, Perfect Solutions Group, Inc., a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), and White Knight Co., Ltd., a Japan Company (“WKC”), pursuant to which, on March 21, 2022, (“Closing Date”), CRS sold 10,000 shares of the Company’s Series Z Preferred Stock, representing approximately 94.58% voting control of the Company; 10,000 shares of Series Z Preferred Stock were transferred to WKC. WKC paid consideration of $60 for every share of Preferred Series Z Stock acquired (the “Purchase Price”). The consummation of the transaction contemplated by the Agreement resulted in a change in control of the Company, with WKC becoming the Company’s largest controlling stockholder.

The purpose of the acquisition of the Shares was to acquire control of the Company, which at that time was, and on the date hereof is, a shell company as defined in Rule 12b-2 of the Exchange Act with no operating business. The Reporting Person is exploring various business opportunities with respect to the Company.

On December 7, 2022, the Issuer’s majority shareholder, White Knight Co., Ltd., a Japanese Company, owned and controlled by the Issuer’s sole officer & Director, Koichi Ishizuka, elected to convert its 10,000 shares of Series Z Preferred Stock of Perfect Solutions Group, Inc. into a total of 10,000,000,000 shares of Common Stock.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of common stock owned by the Reporting Person is based on 10,573,271,545 shares of common stock, par value $0.0001 per share, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on December 12, 2022.

(A)	White Knight Co., Ltd.
a.	Aggregate number of shares beneficially owned: 10,000,000,000

Percentage: 94.58%

b.	Sole power to vote or direct vote: 10,000,000,000

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 10,000,000,000

Shared power to dispose or to direct disposition: 0

c.	White Knight Co., Ltd. has not effected any transactions of the Issuers common stock during the past 60 days, except as described in this Statement.

(B)	Koichi Ishizuka
a.	Aggregate number of shares beneficially owned: 10,000,000,000

Percentage: 94.58%

b.	Sole power to vote or direct vote: 10,000,000,000

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 10,000,000,000

Shared power to dispose or to direct disposition: 0

c.	Koichi Ishizuka has not effected any transactions of the Issuers common stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Joint Filing Agreement is filed herewith.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: December 19, 2022	White Knight Co., Ltd. By: /s/ Koichi Ishizuka Name: Koichi Ishizuka Title: Chief Executive Officer

Koichi Ishizuka, Individually By: /s/ Koichi Ishizuka Name: Koichi Ishizuka

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and or parties named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Perfect Solutions Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: December 19, 2022	White Knight Co., Ltd. By: /s/ Koichi Ishizuka Name: Koichi Ishizuka Title: Chief Executive Officer

Koichi Ishizuka, Individually By: /s/ Koichi Ishizuka Name: Koichi Ishizuka